UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 6, 2018

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1 — Information Contained in this Form 6-K Report

This Form 6-K is filed with reference to and hereby incorporated by reference into the following Registration Statements:

•	Registration Statement on Form F-3D (Registration No. 333-151329) of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008;

•	Registration Statement on Form S-8 (Registration No. 333-173207) of Seaspan Corporation filed with the Securities and Exchange Commission on March 31, 2011;

•	Registration Statement on Form F-3ASR (Registration No. 333-180895) of Seaspan Corporation filed with the Securities and Exchange Commission on April 24, 2012, as amended on March 22, 2013;

•	Registration Statement on Form S-8 (Registration No. 333-189493) of Seaspan Corporation filed with the Securities and Exchange Commission on June 20, 2013;

•	Registration Statement on Form F-3 (File No. 333-195571) of Seaspan Corporation filed with the Securities and Exchange Commission on April 29, 2014, as amended on March 3, 2017 and April 19, 2017;

•	Registration Statement on Form F-3 (File No. 333-200639) of Seaspan Corporation filed with the Securities and Exchange Commission on November 28 2014, as amended on March 3, 2017 and April 19, 2017;

•	Registration Statement on Form S-8 (Registration No. 333-200640) of Seaspan Corporation filed with the Securities and Exchange Commission on November 28, 2014;

•	Registration Statement on Form F-3D (Registration No. 333-202698) of Seaspan Corporation filed with the Securities and Exchange Commission on March 12, 2015;

•

Registration Statement on Form F-3 (Registration No. 333-211545) of Seaspan Corporation filed with the Securities and Exchange Commission on May 23, 2016, as amended on March 3, 2017, March 7, 2017 and April 19, 2017;

•	Registration Statement on Form S-8 (Registration No. 333-212230) of Seaspan Corporation filed with the Securities and Exchange Commission on June 24, 2016.

•	Registration Statement on Form F-3 (Registration No. 333-220176) of Seaspan Corporation filed with the Securities and Exchange Commission on August 25, 2017; and

•	Registration Statement on Form S-8 (Registration No. 333-222216) of Seaspan Corporation filed with the Securities and Exchange Commission on December 21, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 6, 2018

SEASPAN CORPORATION

By:	/s/ Bing Chen
Bing Chen
President and Chief Executive Officer

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West,

Hong Kong, China

c/o 2600—200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

Dear Shareholder:

On behalf of the board of directors, it is my pleasure to extend to you an invitation to attend the 2018 annual meeting of shareholders of Seaspan Corporation (“Seaspan”). The annual meeting will be held at:

Place:	Offices of Stephenson Harwood, located at 18/F, United Centre, 95 Queensway, Hong Kong, China

Date:	Friday, April 27, 2018

Time:	10:00 a.m. (Hong Kong Time)

The Notice of Annual Meeting and Proxy Statement are enclosed and describe the business to be transacted at the annual meeting and provide other information concerning Seaspan. The principal business to be transacted at the annual meeting will be (1) the election of directors, (2) the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2018 and (3) the approval of an amendment to Section 3.1 of Article III of Seaspan’s Restated and Amended Articles of Incorporation to increase the number of authorized Class A common shares from 200,000,000 to 400,000,000, with corresponding increases in the number of authorized common shares from 225,000,100 to 425,000,100 and in the number of authorized shares of capital stock from 375,000,100 to 575,000,100 (the “Common Share Amendment”).

The board of directors unanimously recommends that shareholders vote for the election of the nominated directors, for the ratification of KPMG LLP, Chartered Professional Accountants, as our independent auditors and for the Common Share Amendment.

We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your shares represented by completing, signing, dating and returning your proxy card in the enclosed envelope or by casting your vote via the Internet as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously returned your proxy card.

Sincerely,

/s/ Bing Chen
Bing Chen President and Chief Executive Officer

i

SEASPAN CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Friday, April 27, 2018, 10:00 a.m. (Hong Kong Time)

Place	Offices of Stephenson Harwood, located at 18/F, United Centre, 95 Queensway, Hong Kong, China

Items of Business	(1) To elect the directors to the Seaspan board of directors;

(2) To ratify the appointment of KPMG LLP, Chartered Professional Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2018;

(3) To amend Section 3.1 of Article III of Seaspan’s Restated and Amended Articles of Incorporation to increase the number of authorized Class A common shares from 200,000,000 to 400,000,000, with corresponding increases in the number of authorized common shares from 225,000,100 to 425,000,100 and in the number of authorized shares of capital stock from 375,000,100 to 575,000,100; and

(4) To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date	The record date for the annual meeting is February 26, 2018. Only shareholders of record at the close of business on that date will be entitled to notice of the meeting and to vote at the meeting or any adjournment or postponement of the meeting.

Voting	Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. You may submit your proxy for the annual meeting by completing, signing, dating and returning your proxy card in the enclosed envelope or via the Internet as directed on the proxy card. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 3 of this proxy statement and the instructions on the proxy or voting instruction card.

March 6, 2018

By Order of the Board of Directors

/s/ Mark W. Chu
Mark W. Chu Secretary

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about March 6, 2018.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?

A:	The board of directors (the “Board”) of Seaspan Corporation, a corporation incorporated under the laws of The Republic of the Marshall Islands (referred to in this proxy statement as “Seaspan,” the “Corporation,” “we” or “us”), is providing these proxy materials to you in connection with our annual meeting of shareholders to be held on April 27, 2018 at 10:00 a.m. (Hong Kong Time) at the offices of Stephenson Harwood, located at 18/F, United Centre, 25 Queensway, Central, Hong Kong, China. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead you may simply complete, sign and return the enclosed proxy card in the enclosed envelope, or follow the instructions below to submit your proxy via the Internet.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and certain officers and other information about Seaspan.

Q:	How may I obtain Seaspan’s Annual Report on Form 20-F filed with the SEC?

A:	The 2017 Annual Report on Form 20-F is available under “SEC Filings” in the Investor Relations section of our website at www.seaspancorp.com and at the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. Additionally, shareholders can request a hard copy of our complete audited financial statements free of charge upon request by:

•	writing us at Seaspan Corporation, Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China, or fax number +852-2540-1689;

•	emailing us at info@seaspancorp.com; or

•	calling us at +852-2540-1686.

Q:	What items of business will be voted on at the annual meeting?

A:	The items of business scheduled to be voted on at the annual meeting are:

•	the election of directors to the Board;

•	the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as our independent auditors for the fiscal year ending December 31, 2018; and

•

the amendment to Section 3.1 of Article III of the Restated and Amended Articles of Incorporation to increase the number of authorized Class A common shares from 200,000,000 to 400,000,000, with corresponding increases in the number of authorized common shares from 225,000,100 to 425,000,100 and in the number of authorized shares of capital stock from 375,000,100 to 575,000,100 (the “Common Share Amendment”).

We will also consider any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board, “FOR” the ratification of the independent auditors for the 2018 fiscal year and “FOR” the Common Share Amendment.

Q:	Who may vote at the annual meeting?

A:	You may vote all of the common shares that you owned at the close of business on February 26, 2018, the record date for the annual meeting (the “record date”). On the record date, we had 133,505,522 common shares outstanding and entitled to be voted at the meeting. You may cast one vote for each common share held by you on all matters presented at the meeting.

We also have outstanding 5,600,000 shares of our Series F 6.95% Cumulative Convertible Perpetual Preferred Stock (the “Series F Preferred Shares”) outstanding, and the holders of such shares generally are entitled to vote together with the holders of common shares, as a single class, on all matters voted upon by our common shareholders. Each holder of Series F Preferred Shares is entitled to one vote for each whole vote that the holder of such Series F Preferred Shares would be entitled to cast had such holder converted all of its Series F Preferred Shares into common shares as of the date immediately prior to the record date for the determination of the shareholders entitled to vote on such matters. As of the record date, the holders of Series F Preferred Shares were entitled to 7,777,777 votes in the aggregate.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Most of our shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, trustee or nominee together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?

A:

You are entitled to attend the annual meeting only if you were a Seaspan shareholder as of the close of business on the record date or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance to the annual meeting. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker, trustee or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 10:00 a.m. (Hong Kong Time) at the offices of Stephenson Harwood, located at 18/F, United Centre, 95 Queensway, Hong Kong, China.

Q:	How can I vote my shares in person at the annual meeting?

A:	Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. Holders of record of our common shares and Series F Preferred Shares may submit proxies by completing, signing and dating their proxy cards and mailing them in the enclosed envelopes or via the Internet as directed on the proxy card. Our shareholders who hold shares beneficially in street name may vote by completing, signing and dating the voting instruction cards provided and mailing them in the enclosed envelopes or via the Internet as directed on the proxy card, or otherwise as directed in the voting instruction card provided by your broker, trustee or nominee.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary by mail received prior to your shares being voted or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Seaspan or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally shareholders provide written comments on their proxy card, which are then forwarded to our management.

Q:	How many shares must be present or represented to conduct business at the annual meeting?

A:	A quorum is required for our shareholders to conduct business at the annual meeting. The presence at the meeting, in person or by proxy, of the holders of shares having a majority of the voting power represented by all outstanding shares entitled to vote on the record date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn the meeting until a quorum is present.

Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For the other items of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” our nominees to the Board, “FOR” ratification of the independent auditors, “FOR” the Common Share Amendment and in the discretion of the proxy holders on any other matters that properly come before the meeting).

If your broker holds your shares in its name (or street name), the broker is permitted to vote your shares on “discretionary” matters, even if it does not receive voting instructions from you. The proposal to ratify the appointment of KPMG LLP, Chartered Professional Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2018, and the Common Share Amendment are the only “discretionary” matters proposed for action at the annual meeting. If you hold shares beneficially in street name and do not provide your broker with voting instructions on any of the remaining non-discretionary matters, your shares may constitute “broker non-votes.” In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of the election of directors, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:	In the election of directors, the seven persons receiving the highest number of “FOR” votes at the annual meeting will be elected. The proposal to ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2018 requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the annual meeting. Approval of the Common Share Amendment requires the affirmative vote, either in person or by proxy, of the holders of a majority of (1) the outstanding Class A common shares and the Series F Preferred Shares (voting as a single class and, in the case of the Series F Preferred Shares, on an “as-converted” basis) and (2) the outstanding Class A common shares. Abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the adoption of this proposal because the required vote is based on the number of shares outstanding rather than the number of votes cast.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. We do not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, all common shares and Series F Preferred Shares outstanding as of the close of business on the record date will be entitled to vote together. Each common share outstanding as of the close of business on the record date is entitled to one vote. Each Series F Preferred Share outstanding as of the close of business on the record date is entitled to one vote for each whole vote that the holder of such Series F Preferred Shares would be entitled to cast had such holder converted all of its Series F Preferred Shares into common shares as of the date immediately prior to the record date. As of the record date, the holders of Series F Preferred Shares were entitled to 7,777,777 votes in the aggregate.

Q:	What happens if additional matters are presented at the annual meeting?

A:	Other than the three items of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Bing Chen and Mark Chu, or any of them, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the persons named as proxyholder will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or follow the instructions on each card to vote via the Internet.

Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder, you may receive only one set of the proxy statement unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Secretary

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong China

Fax: +852-2540-1689

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the annual meeting?

A:	We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?

A:	We intend to announce preliminary voting results at the annual meeting and publish final results in a report on Form 6-K filed by us after the annual meeting.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the written proposal must be received by our Secretary at the address set forth below no later than December 6, 2018. Such proposals also will need to comply with our bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be sent by mail or fax addressed to:

Secretary

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

Fax: +852-2540-1689

For a shareholder proposal that is not intended to be included in our proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common shares (including any common shares issuable upon conversion of our outstanding Series F Preferred Shares) to approve that proposal, provide the information required by our bylaws and give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by our Secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which we first mailed the proxy materials for the previous year’s annual meeting of shareholders.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board in determining nominees for election at the annual shareholder meeting in 2019. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to our Secretary at the address set forth above. Our bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common shares (including common shares issuable upon conversion of our outstanding Series F Preferred Shares) to elect such nominee and provide the information required by Seaspan’s bylaws. In addition, the shareholder must give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. Accordingly, the deadline for receipt of notice is January 28, 2019.

Copy of Bylaws Provisions

You may contact our Secretary at the address set forth above for a copy of the relevant provisions in our bylaws regarding the requirements for making shareholder proposals and nominating director candidates.

Q:	How may I communicate with Seaspan’s Board or the independent directors on Seaspan’s Board?

A:	You may submit any communication intended for the Board or the independent directors by directing the communication by mail or fax addressed as follows:

Seaspan Corporation

c/o Seaspan Ship Management Ltd.

Suite 2600-200 Granville Street

Vancouver, BC V6C 1S4

Canada

Attention: Chairman of the Board of Directors

Fax: 604-648-9782

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

We are committed to sound corporate governance principles. These principles contribute to our business success and are essential to maintaining our integrity in the marketplace. Our Corporate Governance Guidelines and Code of Business Conduct and Ethics are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

Board Practices

General

The Board currently consists of nine members, but will be reduced to seven members effective immediately before the 2018 annual meeting of shareholders. Each member of the Board is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has been qualified. The chairman of the Board is David Sokol. The deputy chairman of the Board is Peter S. Shaerf.

The Board has determined that each of the seven nominees for election as members of the Board, other than Bing Chen, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management.

The independent directors on our board considered the independence of directors David Sokol and Lawrence R. Simkins, in light of their relationships with Dennis Washington, who controls entities that together represent our largest shareholder (including the transfer of 1,000,000 shares of our common stock to Mr. Sokol upon his appointment as our chairman of the board, and their positions as directors and/or officers of The Washington Companies and of Mr. Simkins’ position as manager of Deep Water Holdings, LLC, each being affiliates of Mr. Washington), and determined after thoughtful deliberation that both Mr. Sokol and Mr. Simkins are independent directors in accordance with Seaspan’s independent director standards. The independent directors on our board also considered the independence of director nominee Lawrence Chin, in light of his position as managing director of Hamblin Watsa Investment Counsel (Fairfax Financial), an affiliate of Fairfax Financial Holdings Limited, and determined after thoughtful deliberation that Mr. Chin meets Seaspan’s independent director standards. Affiliates of Fairfax Financial Holdings Limited purchased from us in a private placement in February 2018 an aggregate amount of $250 million principal amount of our 5.50% senior notes due 2025 and warrants to purchase 38,461,539 or of our Class A common shares, for an aggregate purchase price of $250 million. For additional information about the relationships of Mr. Sokol and Mr. Simkins with Dennis Washington and his affiliates, and for additional information about our private placement with affiliates of Fairfax Financial Holdings Limited, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2017 Annual Report on Form 20-F.

Committees

As of the date hereof, the Board has the following four committees: audit committee, compensation committee, governance and conflicts committee and executive committee. The membership of the committees, both in 2017 and as of the date hereof, and the function of each of the committees, as of the date hereof, are described below. Each of our committees operates under a written charter adopted by the Board. All of the current committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

During 2017, the Board held seven meetings, the audit committee held four meetings, the compensation committee held five meetings, the governance and conflicts committee held five meetings and the executive committee held five meetings. The governance and conflicts committee was actively involved in business and strategic matters over the course of 2017.

The audit committee of the Board is composed entirely of directors who satisfy applicable New York Stock Exchange (“NYSE”) and SEC audit committee independence standards. In 2017 and currently, the audit committee members were and are Nicholas Pitts-Tucker (chair), John C. Hsu and Peter S. Shaerf. All members of the committee are financially literate, and the Board determined that Mr. Pitts-Tucker qualifies as a financial expert. The audit committee assists the Board in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence; and (4) the performance of our internal audit function and independent auditors.

The executive committee of our board of directors was established in April 2017 to support the efficient functioning of the Board by identifying, evaluating and coordinating, on behalf of the Board, such matters as the committee determines should be preliminary considered by the committee prior to consideration of such matters by the full Board, and advising the Board on such matters. Such matters include (1) succession planning for our CEO, executive officers and members of senior management, (2) advising senior management with respect to capital formation and liquidity needs, (3) aiding the Board in handling matters as to which, subject to applicable law, the Board may expressly delegate authority to approve to the committee from time to time and (4) reviewing and providing input to senior management regarding material corporate policies. As of the date hereof, the executive committee consists of Bing Chen, David Sokol and Lawrence Simkins.

The compensation committee of the Board during 2017 was, and is, composed entirely of directors who satisfy applicable NYSE independence standards. The compensation committee consisted from January through April, 2017 of John C. Hsu (chair), Nicholas Pitts-Tucker and Peter S. Shaerf; David Sokol joined the compensation committee in April 2017.

The governance and conflicts committee of the Board during 2017 was, and is, composed of Peter S. Shaerf (chair), Harald H. Ludwig, David Lyall and Nicholas Pitts-Tucker. Each member of the committee satisfies applicable NYSE and SEC audit committee independence standards.

On February 22, 2018, the Board approved the restructuring of the Board committees by combining the formerly separate compensation committee and the governance and conflicts committee into a combined compensation and governance committee effective April 27, 2018. The new compensation and governance committee will: (1) review, evaluate and approve our agreements, plans, policies and programs to compensate our officers and directors; (2) produce a report on executive compensation, which is included in our proxy statement; (3) otherwise discharge the Board’s responsibilities relating to the compensation of our officers and directors; (4) assist the Board with corporate governance practices, evaluating director independence and conducting periodic performance evaluations of the members of the Board; and (5) perform such other functions as the Board may assign to the committee from time to time. In addition, effective April 27, 2018 the audit committee will have the mandate to oversee certain potential conflicts and related party transactions, which currently resides with the existing governance and conflicts committee.

The report of the compensation committee is included beginning on page 15 of this proxy statement and the report of the audit committee is included on page 24.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies are that (1) we are not required to obtain shareholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common shares or voting power in a transaction, and (2) the Board, rather than a separate nominating committee of independent directors, evaluates and approves our director nominees.

Unlike domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors or a compensation committee or a nominating/corporate governance committee, and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. The Board has determined that seven of our current nine directors (being John C. Hsu, Harald H. Ludwig, David Lyall, Lawrence Simkins, David Sokol, Nicholas Pitts-Tucker and Peter S. Shaerf) and borh director nominees Lawrence Chin and Stephen Wallace satisfy the NYSE’s independence standards for domestic companies.

Consideration of Director Nominees

Shareholder Nominees

The Board will consider properly submitted shareholder nominations for Board candidates. In evaluating these nominations, the Board considers, among other things, the balance of reputation, knowledge, experience, diversity of viewpoints, background, experience and other demographics and capability on the Board. Any shareholder nominations proposed for consideration by the Board should include the nominee’s name and qualifications for Board membership as required by our bylaws and should be mailed or faxed, addressed to:

Secretary

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

Fax: +852-2540-1689

In addition, our bylaws permit shareholders to nominate directors for consideration at an annual shareholder meeting. For a description of the process for nominating directors in accordance with our bylaws, please see “Questions and Answers about the Proxy Materials and the Annual Meeting—What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 7.

Independent Director Meetings

Our independent directors may hold as many executive sessions each year as they deem appropriate.

Communications with the Board

Individuals may communicate with the Board by writing to it by mail or facsimile addressed to:

Seaspan Corporation

c/o Seaspan Ship Management Ltd.

Suite 2600-200 Granville Street

Vancouver, BC V6C 1S4

Canada

Attention: Chairman of the Board of Directors

Fax: 604-648-9782

Communications that are intended specifically for independent directors should also be sent to the above address.

EXECUTIVE OFFICERS

Please read “Item 6. Directors, Senior Management and Employees—A. Directors, Senior Management and Key Employees” in our 2017 Annual Report on Form 20-F for details regarding our executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time since our initial public offering in 2005, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements and transactions have included agreements relating to the provision of services by certain of our directors and executive officers, the sale and purchase of our common and preferred equity securities, our investment in Greater China Intermodal Investments LLC (“GCI”), our private placement with affiliates of Fairfax Financial Holdings Limited (the transaction by which they became a related party) and other matters. For more information on these agreements and transactions, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2017 Annual Report on Form 20-F. During 2017, the governance and conflicts committee of the Board, comprised in 2017 entirely of independent directors, reviewed and, if applicable, approved all proposed material related party transactions. Effective April 27, 2018, we will consolidate our Board committee structure and reallocate to the audit committee this related party transaction oversight responsibility.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.

In 2017, each non-employee member of the board of directors received an annual cash retainer of $70,000. Mr. Washington also received an additional $40,000 for his service during 2017 as co-chairman of the board of directors and Peter S. Shaerf received an additional $30,000 for his service during 2017 as deputy chairman of the board of directors. In addition, the chair of the audit committee received an annual payment of $20,000 and each member of the audit committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each audit committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the compensation committee received an annual payment of $10,000 and each member of the compensation committee, including the chair, also received an annual payment of $10,000 for the regular quarterly committee meetings. Each compensation committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the governance and conflicts committee received an annual payment of $20,000 and each member of the governance and conflicts committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each governance and conflicts committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. All annual cash retainers and payments are payable in equal quarterly installments. Non-employee directors who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee, but who are not members of any such committee, also received a payment of $1,500 per meeting.

In 2017, the chairman of the board was granted 1.0 million fully-vested Class A common shares. The chairman will not receive any further cash or share-based compensation from us for his services through to the end of 2020.

For 2017, our non-employee directors also received an annual retainer of $120,000 paid in restricted shares of our common stock, as described below under “—Equity Incentive Plan.”

Officers who also serve as directors do not receive compensation for their service as directors. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of our board of directors or any committee.

For services during the years ended December 31, 2017 and 2016, we paid to our directors and management (13 persons in 2017 and 11 persons in 2016) aggregate cash compensation of approximately $5.1 million and $5.8 million, respectively. We do not have a retirement plan for members of our management team or our directors. The compensation amounts set forth above exclude (1) equity-based compensation paid to our directors and management as described below and (2) sale and purchase transaction fees paid to our former chief executive officer, Gerry Wang pursuant to his employment agreement with us. For more information about Mr. Wang’s employment agreement including information about restricted stock units and performance stock units we granted to Mr. Wang in connection with his employment agreement and common shares we issued to Mr. Wang in connection with his retirement, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement with Gerry Wang” in our 2017 Annual Report on Form 20-F.

Equity Incentive Plan

In December 2005, our board of directors adopted the Seaspan Corporation Stock Incentive Plan (the “Plan”), which is administered by our board of directors and, under which our officers, employees and directors may be granted options, restricted shares, phantom share units and other stock based awards as may be determined by our board of directors. In December 2017, we amended and restated the Plan to increase the number of common shares reserved for issuance under the Plan from 3,000,000 to 5,000,000. On January 1, 2017, each of our non-employee directors was awarded 12,737 restricted shares, which vested on January 1, 2018. On April 24, 2017, Larry Simkins and David Sokol were granted 9,317 and 8,794 restricted shares, respectively, which vested on January 1, 2018. In 2017, we also granted an aggregate of 90,000 phantom share units to our executive officers, other than our chief executive officer under the Plan, which are subject to a three-year annual vesting period which began on January 1, 2018.

In connection with his retirement, and as more fully described in our 2017 Annual Report on Form 20-F at “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions——Employment Agreement with Gerry Wang”, we issued under the Plan 200,000 common shares to Gerry Wang in exchange for the cancellation of outstanding performance stock units granted to him in May 2016. Mr. Wang also received accelerated vesting of the restricted stock units granted to him in May 2016, but this stock was granted outside of the Plan. The 1,000,000 shares of common stock issued by us to David Sokol in connection with this appointment as chairman of the board were also issued outside of the Plan.

Seaspan Ship Management Ltd., one of our subsidiaries, has a Cash and Share Bonus Plan under which its key employees may be granted awards comprised of 50% cash and 50% common shares of Seaspan issued under the Plan. The purpose of the Cash and Share Bonus Plan is to align the interests of SSML’s management with our interests, and the awards granted under the Cash and Share Bonus Plan are subject to the terms and conditions of the Plan (including the maximum number of issuable shares). Our executive officers who participate in the Plan are also eligible to participate in the Cash and Share Bonus Plan in their capacities as employees of SSML. In 2017, SSML granted awards to our executive officers under the Cash and Share Bonus Plan comprised of an aggregate of $0.2 million cash and 19,136 common shares of Seaspan.

In 2013, we granted 1,664,457 stock appreciation rights, or SARs, to certain members of management, or the Participants, which vest and become exercisable in three tranches when and if the fair market value of the common shares equals or exceeds the applicable base price for the applicable tranche for any 20 consecutive trading days on or before the expiration date of such tranche. The Participants may exercise each vested tranche of SARs and receive common shares with a value equal to the difference between the applicable base price and the fair market value of the common shares on the exercise date. The common shares received on the exercise of SARs are subject to a retention requirement where the Participant is required to retain ownership of 50% of the net after tax number of shares until the later of March 22, 2018 or 120 days after the exercise date. The remaining SARs expired on December 31, 2017. Please see note 15 to our consolidated financial statements in our 2017 Annual Report on Form 20-F.

REPORT OF THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

Our executive compensation program is administered by the compensation committee of the Board, which, after April 27, 2018, will be the compensation and governance committee.

Executive Compensation Philosophy

The compensation committee is responsible, among other things, for reviewing and evaluating the executive compensation of our chief executive officer, our chief financial officer and other senior officers, and our directors. Generally, the goals of our compensation program are to:

•	attract, retain and motivate a high-caliber executive leadership team;

•	pay competitively and consistently within an appropriately defined market;

•	align executive compensation with shareholder interests; and

•	link compensation to our performance and the individual performance of our executive officers and directors.

Executive Compensation Practices

Each year, we survey the executive compensation practices of our industry peer groups. The level of executive compensation will be commensurate with our performance both within and outside our peer group.

Components of Executive Compensation

Base Pay

Base pay is baseline cash compensation and is determined by the competitive market and individual performance. The base pay for our former chief executive officer for 2017 was established by an employment agreement, as amended, between us and Gerry Wang. For more information about our employment agreement with Mr. Wang, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement with Gerry Wang” in our 2017 Annual Report on Form 20-F.

The base pay for our current chief executive officer, Bing Chen, was established by an employment agreement between us and Mr. Chen, which was entered into in October 28, 2017; Mr. Chen commenced employment with us on January 8, 2018. For more information about our employment agreement with Mr. Chen, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement with Current CEO Bing Chen” in our 2017 Annual Report on Form 20-F.

The base pay for our other executive officers is also established by employment agreements between each such officer and our subsidiary Seaspan Ship Management Ltd. For more information about our employment agreement with Messrs. Curtis, Chu and Spivak, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement with Senior Management” in our 2017 Annual Report on Form 20-F.

Annual Bonus

Our annual bonus program for our executive officers, including Mr. Chen, focuses on matching reward with the individual’s performance and our financial performance in the fiscal year through comparison to established targets and the financial performance of peer companies. The bonus includes cash and stock-based compensation, which will be evaluated and determined by the compensation committee in conjunction with the chief executive officer.

Equity Incentive Plan

The Plan is intended to promote our interests by encouraging employees, consultants and directors to acquire or increase their equity interest in us and to provide a means whereby they may develop a sense of proprietorship and personal involvement in our development and financial success, and to encourage them to remain with and devote their best efforts to our business, thereby advancing our interests and the interests of our shareholders. The Plan is also intended to enhance our ability to attract and retain the services of individuals who are essential for our growth and profitability.

The undersigned members of the Compensation Committee have submitted this Report of the Compensation Committee to the Board.

John C. Hsu, Chair

Nicholas Pitts-Tucker

Peter S. Shaerf

David Sokol

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common shares and Series F Preferred Shares as of February 15, 2018 (except as otherwise noted) by:

•	each person or entity known by us to beneficially own more than 5% of our common shares or Series F Preferred Shares;

•	each of our current directors;

•	each of our current executive officers; and

•	all our current directors and all current executive officers as a group.

The information presented in the table is based on information filed with the SEC and information provided to Seaspan on or before February 15, 2018.

The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 16, 2018 (60 days after February 15, 2018). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)	Series F Preferred Shares(2)	Percentage of Series F Preferred Shares	Percentage of Total Voting Securities(3)
Dennis R. Washington(4)	40,817,902	30.57%	—	—	28.89%
Fairfax Financial Holdings Limited(5)	38,461,539	22.37%	—	—	21.40%
Copper Lion, Inc.(6)	13,311,433	9.97%	—	—	9.42%
Pleasant Way Analyse Developments Limited	—	—	5,600,000	100%	5.51%
Kyle R. Washington(7)	7,026,206	5.26%	—	—	4.97%
David Sokol	3,012,064	2.26%	—	—	2.13%
Bing Chen	*	*	—	—	*
John C. Hsu	*	*	—	—	*
Harald H. Ludwig	*	*	—	—	*
David Lyall	*	*	—	—	*
Peter S. Shaerf	*	*	—	—	*
Lawrence R. Simkins	*	*	—	—	*
Nicholas Pitts-Tucker(8)	*	*	—	—	*
Peter Curtis	*	*	—	—	*
David Spivak	*	*	—	—	*
Mark W. Chu	*	*	—	—	*
All directors and executive officers as a group (12 persons)(9)	10,675,399	8.00%	—	—	7.56%

*	Less than 1%.

(1)	Percentages are based on the 133,505,518 common shares that were issued and outstanding on February 15, 2018; however, percentages for Fairfax Financial Holdings Limited are based on both the number of outstanding common shares issued and outstanding on February 15, 2018 and the 38,461,539 common shares issuable upon the exercise of warrants held by affiliates thereof.

(2)	The Series F Preferred Shares are convertible into common shares at a price of $18.00 per share, for a total of 7,777,777 common shares.

(3)	Total voting securities include our common shares and our Series F Preferred Shares issued and outstanding on February 15, 2018. The 5,600,000 Series F Preferred Shares outstanding are convertible into Class A common shares at a price of $18.00 per share, for a total of 7,777,777 common shares. Percentages are based on the number of our outstanding common shares, which provide for one vote per share, and the 7,777,777 votes that the Series F Preferred Shares were entitled to in the aggregate as of February 15, 2018. The holders of our Series F Preferred Shares generally are entitled to vote together, as a single class, with the holders of our common shares.

(4)	The number of common shares shown for Dennis R. Washington includes those shares beneficially owned by Deep Water Holdings, LLC and The Roy Dennis Washington Revocable Living Trust u/a/d November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about January 26, 2018. Our director Lawrence R. Simkins is the manager of Deep Water Holdings, LLC.

(5)	The number of common shares shown for Fairfax Financial Holdings Limited consists of warrants exercisable for up to 38,461,539 common shares. This information is based on a Schedule 13D SEC filing made by Fairfax Financial Holdings Limited and certain affiliates on February 26, 2018. This Schedule 13D filing lists other affiliated individuals and entities that beneficially own all or a portion of the 38,461,539 common shares beneficially owned by Fairfax Financial Holdings Limited. It also includes an additional 678,021 common shares, for a total of 39,139,560 common shares, which are beneficially owned by V. Prem Watsa and The One One Zero Nine Holdco Limited, which total shares represent 22.7% of our outstanding common shares (including the 38,461,539 shares issuable upon exercise of the warrants described in this note) and 21.7% of our total voting securities as described in note 3 above and including the 38,461,539 shares issuable upon exercise of the warrants described in this note.

(6)	The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 2014 Trust, The Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust, for which trusts Copper Lion, Inc. serves as trustee. The common shares beneficially owned by The Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust are also included in those shown as beneficially owned by Kyle R. Washington. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or about January 26, 2018. Kevin L. Washington and Kyle R. Washington are sons of Dennis R. Washington, who controls our largest shareholder.

(7)	The number of common shares shown for Kyle R. Washington includes shares beneficially or directly owned by Kyle R. Washington, as well as by The Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust. These common shares are also included in those shown as beneficially owned by Copper Lion, Inc. This information is based on prior SEC filings and information provided to us by Kyle R. Washington on or about February 21, 2018, which was current as of December 31, 2017.

(8)	The number of common shares shown for Mr. Pitts-Tucker includes shares beneficially or directly owned by Nicholas Pitts-Tucker, as well as by certain members of his immediate family. This information was provided to us by Mr. Pitts-Tucker on or about January 22, 2018.

(9)	Includes an aggregate 173,334 common shares issuable upon the exchange of phantom share units granted to certain executive officers. Please see note 15 to our consolidated financial statements included in our 2017 Annual Report for a description of these awards.

The major shareholders of our common shares have the same voting rights as other shareholders of our common shares.

As of February 15, 2018, a total of 51,784,317 of our Class A common shares were held by 40 holders of record in the United States.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board currently consists of nine members, but will be reduced to seven members effective immediately before the 2018 annual meeting. At the 2018 annual meeting, seven directors will be elected to serve for one-year terms until the 2019 annual meeting and until their successors are elected and have been qualified. The nominees for election at the 2018 annual shareholder meeting are set forth below. Votes may not be cast at the 2018 annual shareholder meeting for a greater number of director nominees than seven.

Information regarding the business experience of each nominee is provided below. There are no family relationships among our executive officers and directors.

If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.

The seven persons receiving the highest number of “FOR” votes represented by our common shares (including any common shares issuable upon the deemed conversion of our Series F Preferred Shares) of Seaspan, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.

The Board expects that all nominees will be available to serve as directors. If, for any unforeseen reason, any of the Board’s nominees are not available as a candidate for director, the proxyholders, Bing Chen and Mark Chu, or any of them, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors on the Board.

Nominees Lawrence Chin and Stephen Wallace have been designated for election to the Board by affiliates of Fairfax Financial Holdings Limited, pursuant to rights granted to them under the indenture pursuant to which we issued senior notes due 2025 in a private placement in February 2018. For additional information about our private placement with affiliates of Fairfax Financial Holdings Limited and their rights to designate directors, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2017 Annual Report on Form 20-F.

The Board recommends a vote FOR the election to the Board of each of the following nominees:

Bing Chen Age 51 Director since January 2018	Bing Chen was appointed as our president and chief executive officer and as a director in January 2018. Over his twenty-five-year career, Mr. Chen has held executive positions in China, Europe and the United States. From 2014 to December 2017 Mr. Chen was with BNP Paribas (China) Ltd., where most recently he served as chief executive officer, leading the bank’s growth strategy in China. From 2011 to 2014, Mr. Chen was the general manager for Trafigura’s Chinese business operations, where he maintained full P&L responsibility for domestic and international commodities trading in the country. Between 2009 and 2011, he was responsible for building the greater China investment banking practice of Houlihan Lokey, Inc. as the managing director and head of Asia financial advisory. Between 2001 and 2009, Mr. Chen held various leadership roles in Europe, including as chief executive officer, chief financial officer, and managing director of leasing and aircraft chartering businesses. Between 1999 and 2001, he worked as a director, business strategy at Deutsche Bank in New York. Mr. Chen is a certified public accountant (inactive), and received a B.S., Accountancy (Magna Cum Laude) (Honours) from Bernard Baruch College, and an MBA (Honours) from Columbia Business School.

Lawrence Chin Age 41	Lawrence Chin has over 19 years of experience in global capital markets, and has served as managing director of Hamblin Watsa Investment Counsel (Fairfax Financial) since 2016, overseeing Asian and North American investments. Previous to this, he spent 17 years in leadership positions at Mackenzie Cundill Investments. From 2010 to 2016, as senior vice president and co-team lead, Mr. Chin co-led the Cundill brand, overseeing approximately $10 billion in global assets. From 2008 to 2010, in his role as vice president, portfolio manager and head of research, he managed the company’s research department and was the lead portfolio manager of over $3 billion in assets. From 1999 to 2008, he held the position of partner, analyst, at Cundill Investments prior to its sale to Mackenzie Investments in 2006. Mr. Chin is a chartered financial analyst, and holds a Bachelor of Business Administration from Simon Fraser University.

John C. Hsu Director since April 2008 Age 54	John C. Hsu was appointed director in April 2008 and is chair of the compensation committee. He is also a member of the audit committee. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers and specialized ships for generations through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime, Inc., for which he currently serves as a director. Since 1993, Mr. Hsu has been responsible for managing the Hsu family’s investment portfolio with their family office, OSS Capital. Also, he is currently a director of Isola Capital, a multi-family office based in Hong Kong, which manages direct investments in Asian private equity. From 2008 to 2012, he was chairman of a Taiwanese private company, TSSI Inc. (a surveillance IC solutions provider). From 2003 to 2010, Mr. Hsu was partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in U.S.-listed technology companies. Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University. Mr. Hsu is fluent in Japanese and Mandarin.

Nicholas Pitts-Tucker Director since April 2010 Age 66	Nicholas Pitts-Tucker was appointed as a director in April 2010 and as chair of the audit committee in April 2015. He is also a member of the compensation committee and of the governance and conflicts committee. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on shipping and aviation finance in Asia, Europe and the Middle East. He also served as an executive director of Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”) and of Sumitomo Mitsui Banking Corporation in Japan (“SMBC Japan”). He retired from SMBC Europe and SMBC Japan in April 2010 and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. In August 2013, Mr. Pitts-Tucker was appointed as governor of the University of Northampton. Mr. Pitts-Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Lawrence Simkins Director since April 2017 Age 56	Larry Simkins was appointed as a director in April 2017. Since 2001, Larry Simkins has been President of The Washington Companies, affiliates of our largest shareholder. As President and CEO, Mr. Simkins provides leadership and direction to the enterprise by serving as a member of the Board of Directors of each individual company. The Washington Companies consist of privately owned companies and selected public company investments employing over 10,000 people worldwide, generating nearly $3 billion in annual revenue. Business is transacted in the sectors of rail transportation, marine transportation, shipyards, mining, environmental construction, heavy equipment sales and aviation products. Mr. Simkins is a former Director of the Federal Reserve Bank of Minneapolis, completing his second term in December of 2016. Mr. Simkins currently serves on the Boards of Trustees of Gonzaga University and the Boy Scouts of America-Montana Council, and as co-chair of Governor Bullock’s Main Street Montana Project. He is a certified public accountant (inactive), and received a B.S., Business Administration (Accounting) from the University of Montana.

David Sokol Director since April 2017 Age 61	David Sokol was appointed as a director and a member of the Compensation Committee and Executive Committee in April 2017, and was appointed as chairman in July 2017. Mr. Sokol has founded three companies in his career to date, taken three companies public, and, as Chairman and CEO of MidAmerican Energy Holdings Company, sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March, 2011 in order to manage his family business investments. Mr. Sokol is a director of The Washington Companies, affiliates of our largest shareholder. Mr. Sokol currently sits on two corporate boards not including boards associated with his family businesses and is a member of the board of directors of the Horatio Alger Association of Distinguished Americans as well as a director of the Horatio Alger Endowment Fund. Over Mr. Sokol’s 38 year career, he has chaired five corporate boards and over a dozen charitable or community boards. David Sokol’s business philosophy, based upon vision, strategy and six operating principles is described in a book he authored in 2008, Pleased But Not Satisfied. It is a simple business model with a definite focus on developing future leaders. Teton Capital, LLC is headquartered in Jackson Hole, Wyoming and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses.

Stephen Wallace Age 61	Stephen Wallace has worked for over 30 years in global affairs and public administration. A Deputy Minister in Canada’s federal government until December 31, 2017, he has worked extensively with emerging economies and large-scale enterprises, was responsible for core government operations at the Treasury Board, led civil reconstruction programs in some of the world’s major conflict zones, and was most recently the Secretary to the Governor General of Canada. He is a graduate of the Institute of Corporate Directors with an academic background in international trade and extensive experience in international negotiation. As of Spring 2018, he will sit on three private sector boards (including energy and large-scale facilities-management services), as well as several charitable organizations. Mr. Wallace grew up in an Atlantic Coast naval family and is currently an advisor to government, corporations and academic institutions.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT AUDITORS

The audit committee of the Board has appointed KPMG LLP, Chartered Professional Accountants, to audit our consolidated financial statements for the fiscal year ending December 31, 2018. KPMG LLP, Chartered Professional Accountants, examined our consolidated financial statements for the fiscal years ended December 31, 2017 and December 31, 2016 and also provided certain tax services during the fiscal years ended December 31, 2017 and December 31, 2016, and services related to public offerings of our common and preferred shares. Please read “Principal Auditor Fees and Services” on page 23.

The Board recommends a vote FOR the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2018. If the appointment is not ratified, the audit committee of the Board will consider whether we should retain this firm as Seaspan’s independent auditors.

Vote Required

Ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as our independent auditors for the fiscal year ending December 31, 2018, requires the affirmative vote of a majority of our common shares (including any common shares issuable upon conversion of our outstanding Series F Preferred Shares) present in person or represented by proxy and entitled to be voted at the meeting.

PRINCIPAL AUDITOR FEES AND SERVICES

Our principal accountant for 2017 was KPMG LLP, Chartered Professional Accountants.

Fees Incurred by Seaspan for KPMG LLP’s Services

In 2017 and 2016, the fees billed to us by the accountants for services rendered were as follows:

	2017	2016
Audit Fees	$778,900	$708,100
Audit-Related Fees	—	—
Tax Fees	77,900	109,900
All Other Fees	—	—

	$856,800	$818,000

Audit Fees

Audit fees for 2017 include fees related to our annual audit, quarterly reviews and accounting consultations and fees related to the public offerings of our common and preferred shares and our 7.125% Notes due 2027. Audit fees for 2016 include fees related to our annual audit, quarterly reviews and accounting consultations and fees related to the public offerings of our common and preferred shares.

Tax Fees

Tax fees for 2017 and 2016 were primarily for tax consultation services related to general tax consultation services and preparation of corporate income tax returns.

All Other Fees

No other fees for 2017 or 2016 were paid to our principal accountants.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2017 and 2016.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee of the Board assists the Board in fulfilling its responsibilities for oversight of:

•	the integrity of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

The audit committee manages our relationship with our internal auditors and our independent auditors, who both report directly to the audit committee. The audit committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the audit committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the audit committee, from us for such advice and assistance.

Our management has primary responsibility for preparing our consolidated financial statements and for our financial reporting process. Our independent auditors, KPMG LLP, Chartered Professional Accountants, are responsible for expressing an opinion on the conformity of our audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the audit committee reports as follows:

(1)	The audit committee reviewed and discussed the audited consolidated financial statements for 2017 with our management.

(2)	The audit committee discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 1301, as adopted by the U.S. Public Company Accounting Oversight Board, as amended or modified.

(3)	The audit committee has received the letter and written disclosures from the independent auditors required by the Public Company Accounting Oversight Board and has discussed the matter of independence with the independent auditors.

(4)	Based on the review and discussions referred to in paragraphs 1 through 3 above, the audit committee has recommended to the Board, and the Board has approved, that our audited consolidated financial statements be included in our 2017 Annual Report on Form 20-F, for filing with the SEC.

The undersigned members of the audit committee have submitted this Report of the Audit Committee to the Board.

Nicholas Pitts-Tucker, Chair

John C. Hsu

Peter S. Shaerf

PROPOSAL NO. 3

AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION

TO INCREASE THE NUMBER OF AUTHORIZED CLASS A AND COMMON SHARES AND

AUTHORIZED SHARES OF CAPITAL STOCK

Introduction

Our Amended and Restated Articles of Incorporation currently authorize 225,000,100 common shares, consisting of 200,000,000 Class A common shares, 25,000,000 Class B common shares and 100 Class C common shares, and 150,000,000 preferred shares, in each case with a par value of US$0.01. We currently do not have outstanding, or intend to issue, any Class B or Class C common shares. As of February 15, 2018, there were outstanding 133,505,518 Class A common shares and approximately 55,000,000 additional Class A common shares were reserved for issuance upon the exercise of outstanding warrants, upon the conversion of outstanding Series F Preferred Shares and in connection with equity-based awards to directors, officers and employees. Accordingly, as of February 15, 2018 we only had approximately 11,500,000 of authorized but unissued or unreserved Class A common shares.

Description of the Amendment

On February 22, 2018, the Board unanimously approved an amendment to Section 3.1 of Article III of the Amended and Restated Articles of Incorporation, subject to shareholder approval, to increase the number of authorized Class A common shares from 200,000,000 to 400,000,000, with corresponding increases in the number of authorized common shares from 225,000,100 to 425,000,100 and in the number of authorized shares of capital stock from 375,000,100 to 575,000,100 (the “Common Share Amendment”). The proposed Common Share Amendment will not, if adopted, result in an increase in the number of authorized preferred shares.

The Board is recommending this increase in the number of authorized Class A and common shares and shares of authorized capital stock primarily to: provide us additional flexibility to raise capital through the issuance of additional Class A common shares; provide equity as a potential form of consideration for future acquisitions; and continue the stock-based compensation of our directors, executives and employees. However, the newly authorized Class A common shares would be issuable for any proper corporate purpose. The Class A common shares may be issued by the Board in its discretion upon the terms as the Board or an applicable Board committee deems appropriate.

The Board believes that these additional Class A common shares will provide us with the ability to timely act on favorable market conditions in the future without the potential expense and delay incident to obtaining shareholder approval for an amendment to the Amended and Restated Articles of Incorporation at that time.

Effect of the Amendment

The increase in the number of Class A common shares, common shares and shares of capital stock authorized for issuance will have no dilutive effect upon the proportionate voting power of our present shareholders. Any subsequent issuance of the Class A common shares would have a dilutive effect upon the voting power and could have a dilutive effect upon the economic interest of our present shareholders.

Effectiveness

The Common Share Amendment will become effective upon the filing of an amendment to our Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Marshall Islands after approval by our shareholders.

Required Vote

Approval of the Common Share Amendment requires the affirmative vote, either in person or by proxy, of the holders of a majority of each of (1) the outstanding Class A common shares and the Series F Preferred Shares (voting as a single class and, in the case of the Series F Preferred Shares, on an “as-converted” basis) and (2) the outstanding Class A common shares. Abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the adoption of this proposal because the required vote is based on the number of shares outstanding rather than the number of votes cast.

The Board recommends a vote FOR the Common Share Amendment.